Exhibit 99.4

Brookfield Asset Management Inc.
Suite 300
Brookfield Place
181 Bay Street
P.O. Box 762
Toronto
Ontario
Canada
M5J 2T3

Brookfield Finance I (UK) plc
Level 25
One Canada Square
London
United Kingdom
E14 5AA

Herbert Smith Freehills LLP
Exchange House
Primrose Street
London EC2A 2EG
T +44 (0)20 7374 8000
F +44 (0)20 7374 0888
DX28 London Chancery Lane

www.herbertsmithfreehills.com

Our ref

Your ref

Date

24 November 2020

Dear Sir or Madam,

Brookfield Finance I (UK) plc (the "Issuer")

Issuance by the Issuer of US$230,000,000 4.50% Perpetual Subordinated Notes (the "Notes") fully and unconditionally guaranteed, on a subordinated basis, by Brookfield Asset Management Inc. (the “Guarantor”)

1.	INTRODUCTION

1.1	We have acted as legal advisers to the Issuer as to matters of English law in connection with the Registration Statement on Forms F-10 and F-3 (the “Initial Registration Statement”), including a short form base shelf prospectus (the “Base Shelf Prospectus”) initially filed with the United States Securities and Exchange Commission on 29 September 2020, as amended on 6 October 2020 and by a prospectus supplement to the Base Shelf Prospectus (the “Prospectus Supplement”) dated 17 November 2020 prepared in connection with the Notes, in each case as filed under the United States Securities Act of 1933, as amended. The issuance of the Notes, and the filing of the Prospectus Supplement in connection therewith, are together referred to as the “Transaction”.

1.2	For the purpose of giving this opinion, we have examined the following documents:

1.2.1	the Initial Registration Statement, the Base Shelf Prospectus and the Prospectus Supplement (together, the “Registration Statement”); and

1.2.2	a scanned copy of the executed indenture dated 24 November 2020 among the Issuer, the Guarantor, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company, N.A., as U.S. trustee (the “Base Indenture”), as supplemented by a supplemental indenture thereto (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”) dated 24 November 2020 (a scanned executed copy of which we have examined);

1.2.3	a scanned copy of the executed Global Note (the “Global Note”) together the “Documents”,

Herbert Smith Freehills LLP and its subsidiaries and Herbert Smith Freehills, an Australian Partnership, are separate member firms of the international legal practice known as Herbert Smith Freehills.

Herbert Smith Freehills LLP is a limited liability partnership registered in England and Wales with registered number OC310989. It is authorised and regulated by the Solicitors' Regulation Authority of England and Wales. A list of the members and their professional qualifications is open to inspection at the registered office, Exchange House, Primrose Street, London EC2A 2EG. We use the word partner of Herbert Smith Freehills LLP to refer to a member of Herbert Smith Freehills LLP, or an employee or consultant with equivalent standing and qualifications.

Date 24 November 2020

1.2.4	copies of the Certificate of Incorporation and the Articles of Association of the Issuer (together the "constitutional documents") in each case certified as being a true, complete and correct copy and in full force and effect by the Company Secretary of the Issuer;

1.2.5	a copy of the written resolutions of the board of directors of the Issuer dated 29 September 2020 approving, inter alia, the filing of the Initial Registration Statement and the Base Shelf Prospectus, certified as being a true, complete and correct copy and in full force and effect by the Company Secretary of the Issuer; and

1.2.6	scanned copies of (i) the minutes of a meeting of the board of directors of the Issuer dated 17 November 2020 and (ii) the minutes of a meeting of the pricing committee appointed by the board of directors of the Issuer dated 17 November 2020, approving, inter alia, the issue of the Notes, the Indenture and the form of Prospectus Supplement, in each case certified as being a true, complete and correct copy and in full force and effect by the Company Secretary of the Issuer.

1.3	On 24 November 2020, at 1:01 p.m. we carried out a search of the Companies House Direct service operated by the Registrar of Companies in England and Wales in respect of the Issuer.

1.4	On 24 November 2020, a search of the Central Registry of Winding Up Petitions maintained by the Companies Court was carried out (by us or by GlobalX (a trading name of Legalinx Limited) on our behalf) in relation to the Issuer.

1.5	Except as stated above, we have not for the purpose of this opinion examined any agreements, documents or corporate records entered into by or affecting any party or made any other enquiries concerning any party.

1.6	References in this opinion to the “Notes” include the Global Note.

2.	SCOPE OF THIS OPINION

2.1	We are solicitors qualified in England and Wales. We express no opinion as to any law other than English law as applied by English courts and reported and in effect on the date of this opinion.

2.2	No opinion is expressed as to matters of fact.

2.3	In this matter, we have taken instructions from the Issuer in its capacity as the issuer of the Notes. We have not received instructions from nor advised any trustee, any potential holders of the Notes, or any other person (except the Issuer in connection with the Transaction or any related document). Notwithstanding the provision of this opinion, we expressly reserve the right to represent our client (if it so requests) in relation to any matters affecting the Transaction or the Documents at any time in the future, and the fact that we have provided this opinion to shall not be deemed to have caused us to have any conflict of interest in relation to the giving of any such advice.

2.4	This opinion and any non-contractual obligations arising out of or in connection with it are governed by and shall be construed in accordance with English law. This opinion is given on the condition that the courts of England have exclusive jurisdiction to settle any dispute or claim arising out of or in connection herewith (including any non-contractual disputes or claims).

2.5	This opinion is not designed to and is not likely to reveal fraud, misrepresentation, bribery or corruption by any person.

Date 24 November 2020

3.	ASSUMPTIONS

This opinion is based upon the assumption (which may or may not be the case) that:

3.1	Authenticity: all documents (including copy documents) examined by us are authentic, complete and accurate and all signatures and seals (if any) thereon are genuine;

3.2	Documents up-to-date etc: all documents (including the constitutional documents) which we have reviewed are and remain up-to-date, and have not been terminated or rescinded;

3.3	Due incorporation: each party to the Documents (other than the Issuer) is duly incorporated under its respective laws of incorporation;

3.4	Due execution: the Documents have been duly executed by persons authorised by the approval referred to in paragraph 1.2.6 above;

3.5	Resolutions: (i) the written resolutions of the board of directors of the Issuer referred to in paragraph 1.2.5 and (ii) the resolutions of the board of directors and the pricing committee appointed by the board of directors of the Issuer referred to in paragraph 1.2.6 were, in each case, validly passed and remain in full force and effect;

3.6	Directors: the directors of the Issuer have acted in good faith and have complied with their duties under all applicable laws in relation to the Transaction;

3.7	Solvency: the Issuer is solvent at the time of the execution and delivery of the Indenture, did not become insolvent as a result of entering into the arrangements contained in the Indenture or otherwise in connection with the Transaction and the Issuer has not entered into any composition or arrangement with its creditors (or any class of them) in any jurisdiction which has not been revealed by the searches referred to in paragraph 1.3 or 1.4;

3.8	Administration etc.: no step has been taken to obtain a moratorium in relation to the Issuer or to wind-up the Issuer or to place it into administration and no receiver has been appointed over or in respect of the assets of the Issuer, nor has any analogous procedure or step been taken in any jurisdiction which has not been revealed by the searches referred to in paragraph 1.3 or 1.4;

3.9	Validity/enforceable obligations: each of the obligations in the Indenture (other than, in the case of the Issuer, the English Law Provisions (as defined below)) constitutes legal, valid, binding and enforceable obligations of all of the parties thereto under all applicable laws and the Notes ((i) other than, in the case of the Issuer, the English Law Provisions and (ii) when issued and authenticated and paid for, and when the entries in respect thereof have been made in the register maintained for that purpose) will constitute, legal, valid, binding and enforceable obligations of all of the parties thereto under all applicable laws;

3.10	Other laws: all acts, conditions or things required to be fulfilled, performed or effected in connection with the Indenture, and that will be required to be fulfilled, performed or effected in connection with the issue of the Notes, under the laws of any jurisdiction other than England have been, or (as the case may be), will be, duly fulfilled, performed and effected and that such laws do not, or (as the case may be) will not, qualify or affect our opinions as set out below;

3.11	Capacity and authority relating to the Transaction: each party to each of the documents effecting or in connection with the Transaction (other than the Issuer) has the power and legal capacity to enter into, execute and deliver, perform and exercise its rights under such documents to which it is a party and each such document has been duly authorised, executed and, where applicable, delivered by all of the parties thereto (other than the Issuer) in accordance with all applicable laws;

3.12	No breach: the Issuer will not, by reason of the transactions as contemplated by the Documents, be in breach of any of its obligations under any other agreement, licence, authorisation, consent or similar document;

3.13	No change to Documents: there are no other arrangements or relationships between any party to the Documents which modify, supersede or conflict with any of the terms of the Documents; and

3.14	Misconduct etc.: no party to any of the Documents (and no individual employed by or acting on behalf of any such party) is, or will be, engaging in criminal, misleading, deceptive or unconscionable conduct or seeking to conduct any relevant transaction or any associated activity in a manner or for a purpose not evident on the face of the Documents which might render the Documents or any transaction contemplated thereby or any associated activity (including, without limitation, the issue of the Notes) illegal, void or unenforceable.

Date 24 November 2020

4.	OPINIONS

4.1	Based on the documents referred to in paragraph 1.2 and subject to the assumptions contained in paragraph 3 and to the qualifications contained in paragraph 5 and to any matters not disclosed to us, it is our opinion that:

4.1.1	Status: the Issuer is a company duly incorporated with limited liability under English law;

4.1.2	Capacity: the Issuer has the power and legal capacity to enter into the Indenture and to perform its obligations under the Indenture and the Notes;

4.1.3	Authority: the Issuer has taken all necessary corporate actions to authorise the filing of the Registration Statement and the execution, delivery and performance of the Indenture and the Notes; and

4.1.4	Validity: (i) the subordination provisions and waiver of set-off provisions set out in section 2.18.1 and section 2.18.7, respectively, of the Supplemental Indenture; and

(ii) the subordination provisions and waiver of set-off provisions of the Notes which are expressed to be governed by English law (such English law governed provisions described in paragraphs 4.1.4(i) and 4.1.4(ii) hereof, together, the "English Law Provisions"), constitute legal, valid, binding and enforceable obligations of the Issuer.

5.	QUALIFICATIONS

5.1	This opinion is subject to the qualifications contained in this paragraph 5.

5.2	Information in the Registration Statement: We have not investigated or verified the truth or accuracy of the information contained in the Registration Statement. We express no opinion as to whether the Registration Statement contains all the information required or whether the persons responsible for the Registration Statement have discharged their obligations thereunder.

5.3	Records: The records of the Registrar of Companies and the Central Registry of Winding Up Petitions may not be complete, accurate or up to date. In particular, the Central Registry of Winding Up Petitions may not contain details of administration applications filed, or appointments recorded in or orders made by, district registries and county courts outside London.

5.4	Insolvency etc.: This opinion is subject to (i) all applicable limitations arising from bankruptcy, insolvency, liquidation, administration, reorganisation, moratorium, reconstruction or similar laws and (ii) all applicable general principles of law affecting the rights of creditors (whether secured or unsecured) generally.

5.5	Tax: We express no opinion as to the tax treatment of the Transaction, the Documents, the transactions contemplated thereby or any other tax matters.

5.6	Sanctions: Where a party to the Indenture or to any transfer of, or payment in respect of, a Note is the subject of targeted financial sanctions or restrictive measures implemented or effective in England and Wales, or is owned or controlled (directly or indirectly) by, or is acting on behalf of, a person subject to such sanctions (a "Sanctioned Person"), then the obligations and rights of those parties under the Indenture and the Notes may be unenforceable or void. Where the performance of any obligations under the Indenture or the Notes would otherwise involve the provision of any funds or assets (directly or indirectly) to a Sanctioned Person or a use of or dealing with funds or assets belonging to, owned, held or controlled by a Sanctioned Person, then such obligations may be unenforceable or void. Where the Issuer is the subject of other restrictive measures (including trade sanctions or embargoes, financing restrictions and investment restrictions) implemented or effective in England and Wales which affect the provision of finance or credit to, or payments to or from, such persons (as a result of being resident in, incorporated in or constituted under the laws of a country which is subject to such measures, or being part of a class of persons of a generic description subject to such measures, or being named as subject to such measures), or where the proceeds of the issue of Notes are to be used for activities which are contrary to such measures, then the obligations and rights of those parties under the Indenture and the Notes may be unenforceable or void.

5.7	Unlawful communications: An agreement which is entered into in consequence of an unlawful communication may be unenforceable pursuant to the Financial Services and Markets Act 2000.

Date 24 November 2020

5.8	Validity: The opinion that the obligations of the Issuer under the English Law Provisions constitute legal, valid, binding and enforceable obligations of the Issuer means that the obligations are of a type and form generally found to be legal, valid, binding and enforceable by the English courts. It is not, however, certain that those obligations will necessarily be legal, valid or binding or will be enforced in all circumstances in accordance with their terms since the existence, effect and enforcement of legal obligations is subject to principles of law, equity, court's discretion, issues of public policy and procedure of general application. In particular:

5.8.1	equitable remedies, such as specific performance and injunctions, are within the discretion of the court, and an English court may make an award of damages if it considers this an adequate remedy for breach of legal obligations and not grant an equitable remedy in such circumstances;

5.8.2	claims may become time-barred;

5.8.3	enforcement of rights and obligations may become frustrated;

5.8.4	claims may be subject to defences of set-off or counterclaim;

5.8.5	a failure or delay to exercise a right may constitute a waiver of that right;

5.8.6	any terms excluding or limiting the duties owed by or the liability of any person may be void if and to the extent they do not satisfy the relevant tests of reasonableness or fairness imposed by law and will be construed strictly;

5.8.7	the severance of any invalid or illegal provision and the continued effect of any other obligations will be determined by an English court, at its discretion;

5.8.8	if a provision lacks certainty it may not be contractually binding;

5.8.9	an English court may choose not to enforce or recognise as binding obligations which are incompatible with English public policy or which purport to override mandatory rules of English law;

5.8.10	any right to apply payments in a specific order may not be effective if the Issuer, in making payment, specifies a contrary order of application; and

5.8.11	a contract may be void if the parties are mistaken as to some matter that is essential to the contract.

6.	ADDRESSEES AND RESPONSIBILITY

6.1	This opinion (which is strictly limited to the matters stated herein and is not to be read as extending by implication to any other matters not specifically referred to herein) is addressed to you personally, is provided for your benefit and is provided solely pursuant to Item 601 of Regulation S-K of the United States Securities Act of 1933, as amended and cannot be relied on for any other purpose. This opinion is given on the basis that we have no obligation to notify any present addressee or future recipient of this opinion of any change in English law or its application after the date of this opinion.

Date 24 November 2020

6.2	This opinion is given by Herbert Smith Freehills LLP which assumes liability for and is solely responsible for it.

7.	consent

We hereby consent to the filing of this opinion letter as an exhibit to the Guarantor’s Form 6-K being filed on the date hereof and the incorporation by reference thereof into the Registration Statement and further consent to the reference to our name under the caption “Legal Matters” in the Base Shelf Prospectus and the Prospectus Supplement, which is a part of the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

Yours faithfully,

/s/ Herbert Smith Freehills LLP